Exhibit 99.7

Consent OF DIRECTOR NOMINEE

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of Hennessy Capital Acquisition Corp. II (the “Company”), originally filed on June 22, 2015, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: July 14, 2015

/s/ Thomas J. Sullivan
Thomas J. Sullivan